Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	August 1, 2019
Eldorado Gold Reports Q2 2019
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2019.

•
Steady Q2 gold production and reiterating 2019 annual guidance: Gold production for the quarter totalled 91,803 ounces with 174,780 ounces produced year-to-date. Gold production included 33,140 ounces from Lamaque in its first quarter of commercial operations, of which 5,057 ounces were produced from stockpiles mined during the pre-commercial production period.

•
Higher sales volumes in the quarter resulted in revenue of $173.7 million: Total gold sales for the second quarter were 113,685 ounces with 156,759 ounces sold year-to-date. Second quarter sales do not include sales of the remaining 11,705 ounces that were mined at Lamaque during the pre-commercial production period. Net proceeds of $7.6 million were realized in the quarter from these pre-commercial production sales.

•
Net earnings per share: Net earnings to shareholders in the quarter totalled $12.2 million, or $0.08 per share. Adjusted net loss was $1.2 million, or $0.01 loss per share, after removing, among other things, the impact of one-time asset sales.

•
EBITDA: Higher sales volumes in the quarter resulted in earnings before interest, taxes and depreciation and amortization ("EBITDA") of $74.5 million. Adjusted EBITDA of $66.8 million excludes the impact of one-time asset sales but includes net proceeds from pre-commercial production at Lamaque.

•
Refinancing completed: The Company completed its offering of $300 million aggregate principal amount of 9.5% senior second lien notes due 2024 (the "Notes") and its $450 million amended and restated senior secured credit facility (the "Facility"). Eldorado used the net proceeds from the sale of the Notes and $200 million in term loan proceeds drawn under the Facility, together with $100 million cash on hand, to redeem its outstanding $600 million 6.125% senior notes due December 2020.

•
Liquidity remains solid: The Company finished the quarter with approximately $300 million of available cash including $119.9 million in cash, cash equivalents and term deposits and approximately $179 million available under its $250 million line of credit, with $71 million of capacity on the line of credit allocated to secure certain obligations in connection with its operations.

•	All-in sustaining costs lower due to increased sales volumes: All-in sustaining costs were $917 per ounce of gold sold in the quarter compared to $934 per ounce sold during the second quarter of 2018.

•
Divestiture of non-core assets: The Company completed a sale of a net smelter royalty interest held on a property in Turkey for consideration of $8.1 million, of which $5.0 million will be settled through the transfer of an exploration license and the balance to be paid in cash. Subsequent to the quarter, the Company also executed a share purchase agreement for the sale of its Vila Nova iron ore mine for consideration of $9 million in cash, subject to the purchaser securing financing and other standard closing conditions.

Eldorado's President and CEO, George Burns, stated: "It was a steady operational quarter with production and costs on plan. Two key milestones were achieved. We completed the debt refinancing, which de-risked our balance sheet, and we had a fantastic first quarter of commercial production at Lamaque. We are encouraged by our initial discussions with the Greek government. Realizing the potential of Eldorado’s investments in Greece offers significant value for our investors, local communities and the Greek economy. We look forward to a strong second half of the year and are on track to meet our consolidated annual guidance of 390,000-420,000 ounces of gold at all-in sustaining costs of $900-1000 per ounce of gold sold."

1

Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Revenue (1,3)	$173.7	$153.2	$253.7	$285.1
Gold revenue (1,3)	$150.1	$121.3	$203.9	$236.8
Gold produced (oz) (2)	91,803	99,105	174,780	188,479
Gold sold (oz) (1,3)	113,685	94,224	156,759	180,811
Average realized gold price ($/oz sold) (6)	$1,321	$1,287	$1,301	$1,310
Cash operating costs ($/oz sold) (4,6)	631	587	629	579
Total cash costs ($/oz sold) (4,6)	670	610	665	604
All-in sustaining costs ($/oz sold) (4,6)	917	934	977	887
Net earnings (loss) for the period (5)	12.2	(24.4)	(14.8)	(15.7)
Net earnings (loss) per share – basic ($/share) (5)	0.08	(0.15)	(0.09)	(0.10)
Adjusted net earnings (loss) (5,6)	(1.2)	(1.8)	(19.2)	12.4
Adjusted net earnings (loss) per share ($/share) (5,6)	(0.01)	(0.01)	(0.12)	0.08
Cash flow from operating activities before changes in working capital (6,7)	37.5	26.3	45.6	69.7
Cash, cash equivalents and term deposits	$119.9	$429.8	$119.9	$429.8

(1)
Revenue and ounces sold were impacted by delayed shipments at Efemcukuru in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019. Q2 2019 sales also included approximately 8,000 ounces sold from Olympias that were produced in 2018.

(2)	Includes pre-commercial production at Lamaque and Olympias (Q1 2018).

(3)	Excludes sales of inventory mined at Lamaque and Olympias (Q1 2018) during the pre-commercial production period.

(4)	By-product revenues are off-set against cash operating costs.

(5)	Attributable to shareholders of the Company.

(6)	These measures are non-IFRS measures. See the June 30, 2019 MD&A for explanations and discussion of these non-IFRS measures.

(7)	2018 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current periods.

Gold sales of 113,685 ounces increased from 94,224 ounces in the second quarter of 2018 primarily due to the sale of 48,821 ounces from Efemcukuru, where concentrate shipments had been delayed in Q1 2019, and the sale of 24,330 ounces from Lamaque in its first quarter of commercial operations. These increases were partially offset by decreased sales from Kisladag of 26,072 ounces owing to lower production due to the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019.
Total revenues increased to $173.7 million from $153.2 million in the second quarter of 2018 as a result of higher sales volumes and a higher average realized gold price of $1,321 per ounce in the second quarter of 2019 compared to $1,287 per ounce in the second quarter of 2018.
An increase in average operating cash cost per ounce sold to $631 from $587 in the second quarter of 2018 reflected lower production levels at Olympias combined with higher selling costs for Efemcukuru concentrate. Mine standby costs of $3.5 million decreased from $4.3 million in the second quarter of 2018 due to the resumption of mining, crushing and stacking activities at Kisladag in April 2019.
Net earnings attributable to shareholders of $12.2 million ($0.08 per share) improved from a net loss attributable to shareholders in the second quarter of 2018 of $24.4 million ($0.15 loss per share). The increase was primarily a result of higher sales volumes and lower income tax expense in the second quarter, partially offset by an increase in finance costs reflecting interest no longer being capitalized following the commencement of commercial operations at Lamaque. Net earnings also included an $11.7 million impairment reversal relating to Vila Nova.
Higher sales volumes in the quarter resulted in EBITDA of $74.5 million. Adjusted EBITDA of $66.8 million excludes the impact of one-time asset sales but includes $7.6 million proceeds from pre-commercial production at Lamaque.
Adjusted net loss was $1.2 million ($0.01 loss per share) in the quarter, compared to adjusted net loss of $1.8 million ($0.01 loss per share) in Q2 2018. The adjusted net loss removes, among other things, an $8.1 million gain on the sale of the net smelter royalty interest, the $11.7 million impairment reversal relating to Vila Nova and a $3.6 million write-off of unamortized transaction costs relating to the debt that was redeemed in the quarter.

2

Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Total
Ounces produced (1)	91,803	99,105	174,780	188,479
Ounces sold (2, 4)	113,685	94,224	156,759	180,811
Cash operating costs ($/oz sold) (5)	$631	$587	$629	$579
All-in sustaining costs ($/oz sold) (5)	$917	$934	$977	$887
Sustaining capex (5)	$15.6	$13.8	$26.4	$24.9
Kisladag
Ounces produced (3)	26,072	55,930	53,319	109,744
Ounces sold	26,072	55,631	53,327	109,470
Cash operating costs ($/oz sold) (5)	$381	$664	$471	$621
All-in sustaining costs ($/oz sold) (5)	$471	$808	$590	$762
Sustaining capex (5)	$1.1	$5.5	$4.2	$10.3
Efemcukuru
Ounces produced	25,667	24,146	51,791	47,001
Ounces sold (4)	48,821	23,853	54,639	50,853
Cash operating costs ($/oz sold) (5)	$593	$515	$598	$524
All-in sustaining costs ($/oz sold) (5)	$774	$832	$840	$781
Sustaining capex (5)	$5.4	$5.8	$9.0	$9.5
Olympias
Ounces produced (1)	6,924	15,895	16,852	25,860
Ounces sold (2)	14,462	14,740	24,463	20,488
Cash operating costs ($/oz sold) (5)	$1,402	$412	$1,156	$493
All-in sustaining costs ($/oz sold) (5)	$1,731	$715	$1,553	$897
Sustaining capex (5)	$3.8	$2.5	$7.9	$5.1
Lamaque
Ounces produced (1)	33,140	3,134	52,818	5,874
Ounces sold (2)	24,330	n/a	24,330	n/a
Cash operating costs ($/oz sold) (5)	$517	n/a	$517	n/a
All-in sustaining costs ($/oz sold) (5)	$814	n/a	$814	n/a
Sustaining capex (5)	$5.3	n/a	$5.3	n/a

(1)	Includes pre-commercial production at Lamaque and at Olympias (Q1 2018).

(2)
Excludes sales of inventory produced at Lamaque and Olympias (Q1 2018) during the pre-commercial production period. In the three and six months ended June 30, 2019, 11,705 ounces and 27,627 ounces, respectively, were sold from inventory produced during the pre-commercial production period.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru ounces sold were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019.

(5)	These measures are non-IFRS measures. See the June 30, 2019 MD&A for explanations and discussion of these non-IFRS measures.

Gold production of 91,803 ounces was below last year’s second quarter production of 99,105 ounces primarily due to the suspension of new ore placement on the Kisladag heap leach pad from April 2018 through March 2019. Production also decreased as a result of reduced tonnage fed to the processing plant at Olympias due to limited headings underground resulting from slower than anticipated capital development and a backlog of stopes to be filled. These decreases were partially offset by 33,140 ounces produced at Lamaque in its first quarter of commercial operations.

3

Conference Call
A conference call to discuss the details of the Company’s Q2 2019 results will be held by senior management on Friday, August 2, 2019 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20190802.html.

Conference Call Details		Replay (available until Sept. 6, 2019)
Date:	August 2, 2019	Vancouver:	+1 604 638 9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Pass code:	3288
Toll free:	1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

4

Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital and sustaining capital. Please see the June 30, 2019 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price and global concentrate outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

5

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$115,109	$286,312
Term deposits		4,775	6,646
Restricted cash		294	296
Marketable securities		3,735	2,572
Accounts receivable and other		82,458	80,987
Inventories	4	132,318	137,885
		338,689	514,698
Assets held for sale	13	13,370	—
		352,059	514,698
Restricted cash		3,261	13,449
Other assets		20,311	10,592
Defined benefit pension plan		9,556	9,120
Property, plant and equipment		3,999,345	3,988,476
Goodwill		92,591	92,591
		$4,477,123	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$113,005	$137,900
Current portion of lease liabilities		8,802	2,978
Current portion of debt	5(a)	33,333	—
Current portion of asset retirement obligations		824	824
		155,964	141,702
Liabilities associated with assets held for sale	13	4,370	—
		160,334	141,702
Debt	5	449,128	595,977
Lease liabilities		16,759	6,538
Defined benefit pension plan		14,856	14,375
Asset retirement obligations		88,721	93,319
Deferred income tax liabilities		413,421	429,929
		1,143,219	1,281,840
Equity
Share capital		3,007,944	3,007,924
Treasury stock		(8,813)	(10,104)
Contributed surplus		2,623,523	2,620,799
Accumulated other comprehensive loss		(23,740)	(24,494)
Deficit		(2,325,267)	(2,310,453)
Total equity attributable to shareholders of the Company		3,273,647	3,283,672
Attributable to non-controlling interests		60,257	63,414
		3,333,904	3,347,086
		$4,477,123	$4,628,926

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2019 for notes to the accounts.
6

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018
Revenue
Metal sales	6	$173,678	$153,171	$253,702	$285,076

Cost of sales
Production costs		100,896	85,844	152,817	153,079
Depreciation and amortization		41,188	34,482	61,130	63,670
		142,084	120,326	213,947	216,749

Earnings from mine operations		31,594	32,845	39,755	68,327

Exploration and evaluation expense		2,529	6,849	7,894	10,997
Mine standby costs		3,450	4,304	11,443	7,010
General and administrative expense		8,084	14,006	15,256	22,231
Defined benefit pension plan expense		510	1,047	1,109	2,130
Share based payments	9	2,498	2,844	5,400	4,162
Reversal of impairment	13	(11,690)	—	(11,690)	—
Write-down of assets		410	4,483	427	8,507
Foreign exchange loss		480	2,266	235	3,408
Earnings (loss) from operations		25,323	(2,954)	9,681	9,882

Other income	7(a)	8,655	3,623	10,288	7,594
Finance costs	7(b)	(16,786)	(3,200)	(24,117)	(7,274)
Earnings (loss) from operations before income tax		17,192	(2,531)	(4,148)	10,202

Income tax expense		8,010	21,579	14,042	28,663
Net earnings (loss) for the period		$9,182	$(24,110)	$(18,190)	$(18,461)

Attributable to:
Shareholders of the Company		12,151	(24,391)	(14,814)	(15,673)
Non-controlling interests		(2,969)	281	(3,376)	(2,788)
Net earnings (loss) for the period		$9,182	$(24,110)	$(18,190)	$(18,461)

Weighted average number of shares outstanding (thousands)
Basic		158,372	158,552	158,345	158,506
Diluted		158,372	158,552	158,345	158,506

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.08	$(0.15)	$(0.09)	$(0.10)
Diluted earnings (loss) per share		$0.08	$(0.15)	$(0.09)	$(0.10)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2019 for notes to the accounts.
7

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Net earnings (loss) for the period		$9,182	$(24,110)	$(18,190)	$(18,461)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax		1,016	(420)	1,163	(1,159)
Actuarial (loss) gain on defined benefit pension plan, net of tax		(63)	641	(409)	650
Total other comprehensive income (loss) for the period		953	221	754	(509)
Total comprehensive income (loss) for the period		$10,135	$(23,889)	$(17,436)	$(18,970)

Attributable to:
Shareholders of the Company		13,104	(24,170)	(14,060)	(16,182)
Non-controlling interests		(2,969)	281	(3,376)	(2,788)
		$10,135	$(23,889)	$(17,436)	$(18,970)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2019 for notes to the accounts.
8

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$9,182	$(24,110)	$(18,190)	$(18,461)
Items not affecting cash:
Depreciation and amortization		41,188	34,482	61,130	63,670
Finance costs	7(b)	16,786	3,200	24,117	7,274
Unrealized foreign exchange (gain) loss		(178)	169	(351)	418
Income from royalty sale	7(a)	(8,075)	—	(8,075)	—
Income tax expense		8,010	21,579	14,042	28,663
Reversal of impairment	13	(11,690)	—	(11,690)	—
Write-down of assets		410	4,483	427	8,507
Gain on derivatives and other investments	7(a)	—	(1,406)	—	(2,194)
Share based payments	9	2,498	2,844	5,400	4,162
Defined benefit pension plan expense		510	1,047	1,109	2,130
		58,641	42,288	67,919	94,169
Property reclamation payments		(896)	(1,592)	(1,796)	(2,399)
Severance and pension payments		(1,349)	(2,250)	(1,349)	(2,250)
Income taxes paid		(4,010)	(7,984)	(4,010)	(15,601)
Interest paid		(14,886)	(4,203)	(15,136)	(4,203)
Changes in non-cash working capital	10	13,523	17,170	4,767	(9,912)
Net cash generated from operating activities		51,023	43,429	50,395	59,804

Investing activities
Purchase of property, plant and equipment		(48,020)	(63,619)	(113,940)	(115,471)
Capitalized interest paid		(3,848)	(14,172)	(3,848)	(14,172)
Proceeds from the sale of property, plant and equipment		3,392	7,751	3,772	7,812
Proceeds on pre-commercial production sales, net		7,606	332	12,159	5,202
Value added taxes related to mineral property expenditures, net		(5,348)	(1,412)	(7,719)	4,802
Redemption of (investment in) term deposits		1,897	(1,102)	1,871	(1,118)
Decrease (increase) in restricted cash	5(b)	10,640	(26)	10,194	(868)
Net cash used in investing activities		(33,681)	(72,248)	(97,511)	(113,813)

Financing activities
Issuance of common shares for cash		18	—	18	—
Proceeds from borrowings		494,000	—	494,000	—
Repayment of borrowings	5(c)	(600,000)	—	(600,000)	—
Loan financing costs		(14,995)	—	(14,995)	—
Principal elements of lease payments		(1,312)	(103)	(2,386)	(214)
Purchase of treasury stock		—	(2,108)	—	(2,108)
Net cash used in financing activities		(122,289)	(2,211)	(123,363)	(2,322)

Net decrease in cash and cash equivalents		(104,947)	(31,030)	(170,479)	(56,331)
Cash and cash equivalents - beginning of period		220,780	454,200	286,312	479,501
		115,833	423,170	115,833	423,170
Cash in disposal group held for sale	13	(724)	—	(724)	—
Cash and cash equivalents - end of period		$115,109	$423,170	$115,109	$423,170

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2019 for notes to the accounts.
9

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018
Share capital
Balance beginning of period		$3,007,924	$3,007,924	$3,007,924	$3,007,924
Shares issued upon exercise of share options, for cash		18	—	18	—
Transfer of contributed surplus on exercise of options		2	—	2	—
Balance end of period		$3,007,944	$3,007,924	$3,007,944	$3,007,924

Treasury stock
Balance beginning of period		$(9,269)	$(11,056)	$(10,104)	$(11,056)
Purchase of treasury stock		—	(2,108)	—	(2,108)
Shares redeemed upon exercise of restricted share units		456	3,060	1,291	3,060
Balance end of period		$(8,813)	$(10,104)	$(8,813)	$(10,104)

Contributed surplus
Balance beginning of period		$2,621,866	$2,618,323	$2,620,799	$2,616,593
Share based payments		2,115	1,845	4,017	3,575
Shares redeemed upon exercise of restricted share units		(456)	(3,060)	(1,291)	(3,060)
Transfer to share capital on exercise of options		(2)	—	(2)	—
Balance end of period		$2,623,523	$2,617,108	$2,623,523	$2,617,108

Accumulated other comprehensive loss
Balance beginning of period		$(24,693)	$(22,080)	$(24,494)	$(21,350)
Other comprehensive income (loss) for the period		953	221	754	(509)
Balance end of period		$(23,740)	$(21,859)	$(23,740)	$(21,859)

Deficit
Balance beginning of period		$(2,337,418)	$(1,939,851)	$(2,310,453)	$(1,948,569)
Net earnings (loss) attributable to shareholders of the Company		12,151	(24,391)	(14,814)	(15,673)
Balance end of period		$(2,325,267)	$(1,964,242)	$(2,325,267)	$(1,964,242)
Total equity attributable to shareholders of the Company		$3,273,647	$3,628,827	$3,273,647	$3,628,827

Non-controlling interests
Balance beginning of period		$63,007	$77,872	$63,414	$79,940
Net (loss) earnings attributable to non-controlling interests		(2,969)	281	(3,376)	(2,788)
Contributions from non-controlling interests		219	—	219	1,001
Balance end of period		$60,257	$78,153	$60,257	$78,153
Total equity		$3,333,904	$3,706,980	$3,333,904	$3,706,980

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2019 for notes to the accounts.
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